OMNICOMM SYSTEMS, INC.

2101 W. Commercial Blvd.

Suite 4000

Ft. Lauderdale, FL 33331

Telephone no. (954) 473-1254

May 14, 2008

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alexandra M. Ledbetter

John R. Fieldsend

H. Christopher Owings

Re: OmniComm Systems, Inc.
Registration Statement on Form S-1 File No. 333-150892 Filed May 13, 2008

Ladies and Gentlemen:

OmniComm Systems, Inc., a Delaware corporation (the “Registrant”), hereby respectfully applies pursuant to Rule 477 of the Securities Act of 1933, as amended, for consent to withdraw its Registration Statement (File No. 333-150892) on Form S-1 as filed with the Securities and Exchange Commission (the “Commission) on May 13, 2008, together with all exhibits thereto (the “Registration Statement”).

The Registrant is requesting withdrawal because there have been a number of events specific to the Registrant that have materially changed the circumstances of filing the Registration Statement. The filed Registration Statement has not become effective and no securities have been sold pursuant thereto. Therefore, the Registrant believes it is in its best interest to withdraw the Registration Statement at this time.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (954) 473-1256, with a copy to Roxanne K. Beilly, Esq. at Schneider Weinberger & Beilly LLP at (561) 362-9612.

If you have any questions regarding the foregoing application for withdrawal, please call Roxanne K. Beilly of Schneider Weinberger & Beilly LLP, counsel for the Registrant at (561) 362-9595.

Sincerely,

/s/ Ronald T. Linares
Ronald T. Linares Chief Financial Officer

cc: Roxanne K. Beilly, Esq.